

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

DC
No Act
60667
3-14-07

March 21, 2007

Thomas H. O'Donnell, Jr.
Moore & Van Allen PLLC
Attorneys at Law
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/21/2007

Re: Lowe's Companies, Inc.
Incoming letter dated March 14, 2007

Dear Mr. O'Donnell:

This is in response to your letter dated March 14, 2007, which we received on March 15, 2007, concerning the shareholder proposal submitted to Lowe's by Domini Social Investments. On March 9, 2007, we issued our response expressing our informal view that Lowe's could not exclude the proposal from its proxy materials for its upcoming annual meeting.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

cc: Adam Kanzer
General Counsel
Domini Social Investments
536 Broadway, 7th Floor
New York, NY 10012-3915



Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

March 14, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Wood Procurement Report

Dear Ladies and Gentlemen:

On behalf of Lowe's Companies, Inc. (the "Company"), we submit the following response to a letter (the "Response Letter") filed with the staff of the Division of Corporation Finance by Domini Social Investments (the "Proponent") on March 12, 2007. A copy of the Response Letter is attached hereto as Exhibit A.

In the Response Letter, the Proponent argues that the "Lowe's Wood Procurement Report: 2006" (the "Report") contains no material changes from the prior year's report. This is simply untrue. The Report contains significantly more information about the Company's progress toward implementing its wood policy. The material changes include new categories of information and, among other things:

- additional factual data regarding the Company's sourcing of wood products, including sourcing data by continent and wood species;
- additional data regarding products certified to Forest Stewardship Council (FSC) standards; and
- anecdotal evidence and factual information regarding the Company's selection of alternative products and product lines to those comprised of a more sustainable wood species or those that have been certified to a sustainable forestry standard.

These changes are evident upon even a quick reading of the Report compared to the Company's previously published wood policy report, a copy of which is attached hereto as Exhibit B. A copy of the Report, originally attached to the Company's no-action letter request filed on January 19, 2007, is attached as Exhibit C.

The Proponent also argues that the staff's no-action letter response regarding the Proponent's similar proposal submitted last year is binding precedent. Significantly, the Proponent cites no precedent for this rationale. The issue before the staff currently is not the 2005 wood policy report, but whether the Company has substantially implemented the current Proposal by publishing its current Report. In 2006, the Company asked the staff for no-action letter relief based on a materially different report. Under the Proponent's reasoning, the Company would be prohibited from seeking no-action relief if any proponent subsequently submitted a similar proposal regardless of whether the Company had fully implemented that proposal.

Research Triangle, NC
Charleston, SC

The Proposal merely requests that "the Board of Directors issue an annual report to shareholders, at reasonable costs, and omitting proprietary information by December 1, 2007, reporting its progress towards implementing the Company's wood policy." The Proposal does not provide any specificity with respect to the information to be included in the Report, although the Supporting Statements states that "*potential* indicators include quantity of FSC-certified wood sales, sales of wood products from an endangered forest, and sales of recycled, engineered and alternative products." (*Emphasis added*). The Report addresses each of these "potential" indicators. Accordingly, the Company's request for no-action relief should be granted.

A copy of this letter has been provided to the proponent and emailed to cfletters@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

Yours truly,

MOORE & VAN ALLEN PLLC

Thomas H. O'Donnell, Jr.

Encls.

Exhibit A

Domini Response Letter

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

March 12, 2007

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

By email: cfletters@sec.gov

Re: Domini Proposal to Lowe's Requesting a Wood Procurement Report

Dear Ladies and Gentlemen:

I am writing on behalf of Domini Social Investments LLC ("the Proponent") in response to a letter from attorneys representing Lowe's Companies, Inc. ("the Company"), dated January 19, 2007, notifying the Commission of the Company's intention to omit the above-referenced shareholder proposal from the Company's proxy materials ("the Proposal", attached as Exhibit A). In its letter of January 19 ("the no-action request," attached as Exhibit B (without attachments), the Company argues that the Proposal may properly be excluded from the Company's materials pursuant to Rule 14a-8(i)(10).

We disagree with the Company's arguments, and respectfully request that the Company's request for no-action relief be denied. We believe that last year's decision on this Proposal is controlling precedent, and the Company has provided no basis for a reversal of that decision. *Lowe's Companies, Inc.* (January 26, 2006).

The Proposal requests that "the Board of Directors issue an annual report to shareholders, at reasonable cost, and omitting proprietary information, by December 1, 2007, reporting its progress toward implementing the company's wood policy." The Supporting Statement states that "the report should include a company-wide review of company practices and indicators related to measuring Lowe's long-term goal of ensuring that all wood products sold in its stores originate from well-managed non-endangered forests. Potential indicators include quantity of FSC-certified wood sales, sales of wood products from endangered forests, and sales of recycled, engineered and alternative products."

The Company argues that its recently published "Lowe's Wood Procurement: 2006" report ("the Status Report", renders the proposal moot. Surprisingly, the Company does not acknowledge that this is the second year they are asking Staff to consider excluding virtually the same proposal, based on virtually the same report, on the same grounds. Last year, the Company was denied its request for no-action relief in accordance with Rule 14a-8(i)(10). *Lowe's Companies, Inc.* (January 26, 2006). Granting the Company's request this year would amount to a reversal of last year's decision. The Company has provided Staff with no basis for this reversal and, as noted above, has not even acknowledged the existence of last year's decision.

The Proposal is virtually identical to the proposal filed last year, containing the exact same wording in the Resolved clause and Supporting Statement. The decision to re-file the Proposal was made after the

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

Company did not indicate, via email exchanges with the Proponent, any intention of substantially updating last year's information, and, in fact, they have not done so. Subsequent to filing the Proposal in December 2006, the Company published the Status Report in February 2007. The Status Report updates some figures from last year's report, but the remaining changes are merely cosmetic. It contains no material changes.[1] The Company appears to concede this critical point by failing to disclose to Staff in its no-action request that it has updated its Report, and failing to acknowledge last year's decision. The Company, therefore, makes no attempt to distinguish this year's report from last year's report in order to present a basis for a different outcome.

Once again, in Proponent's view, the Status Report does not represent a serious attempt to update the Company's shareholders on steps taken to implement its Wood Policy and – with respect to each and every element of the Wood Policy – omits material information that would be necessary to understand the Company's actual progress. For purposes of Staff's review, the Report is identical to last year's Report, as it contains no new categories of information. In other words, it is at least as current as last year's report was, but it still fails to provide a substantive response to the Proposal.

As thoroughly discussed in our response to the Company's no-action letter last year (attached as Exhibit C), which is incorporated herein by reference, the Status Report produced by the Company does not "substantially implement" the Proposal's request because it contains misleading information, and lacks material information with respect to each and every element of the Company's Wood Policy. The Status Report provides no basis for understanding the status of the Company's efforts to implement its Wood Policy, announced more than six years ago. Our letter of last year also examines the relevant SEC precedents, all of which are inapposite. The only relevant precedent is *Lowe's Companies, Inc.* (January 26, 2006).

For all of the reasons stated above, the Company's request for no-action relief should be denied.

Respectfully submitted,

Adam Kanzer
General Counsel

cc:

Thomas H. O'Donnell, Jr., Esq., Moore & Van Allen PLLC

Encl.

[1] In at least one place, the 2007 Status Report is actually *weaker* than the 2006 Report. Last year, the Status Report provided the percentage of wood product volume sold that was certified to a "Sustainable Forest Management (SFM) standard", as well as the percentage increases of Forest Stewardship Council and Sustainable Forestry Initiative volumes from 2003 - 2004. This year, the Report does not provide the percentage of total wood sales that was certified, and the only certification scheme mentioned is FSC.

Exhibit B

2005 Lowe's Wood Procurement Report

Wood Product Sourcing Information

Percent Certified to a Sustainable Forest Management (SFM) Standard (or equivalent)

In our wood product procurement policy, we are committed to giving preference to products sourced from independently certified, well-managed forests. The information below supports our progress.

- In 2004, 69% of wood product volume sold was certified to an SFM standard (or equivalent).
- Percent of certified sources is increasing
  - Forest Stewardship Council (FSC) certified volume increased by 25% from 2003 to 2004.
  - Sustainable Forest Initiative (SFI) certified volume increased by 2% from 2003 to 2004.

2004 Product Sourcing by Country

Our commitment to phase out the purchase of wood products from endangered forests is evidenced by the location of forests that supply wood that goes into the products Lowe's carries. For example wood dowels were transitioned from ramin (the traditional source for this product was tropical rainforests) to a domestically sourced poplar – a relatively abundant species found in the United States. Quarter-inch lauan plywood, historically produced from tropical sources, has been fully certified to FSC standards. Achieving certification ensures the products we sell are sourced responsibly and helps protect critical ecosystems.

The following reflects the percent of products we source by country.

Country	Percent of Overall Volume
United States	60.93
Canada	23.93
Brazil	6.46
Germany	2.97
Chile	1.26
Other	4.46

Recycled, Engineered and Alternative Products

Though wood is the most sustainable building product available, we strive to provide quality recycled, engineered and alternative products with clearly demonstrated environmental benefits. For example, Lowe's sells:

- **ChoiceDek® engineered components.** This product is made from reclaimed oak and recycled plastic, commonly found in shrink wrap and shopping bags. This product offers a lifetime warranty and reduces maintenance required on a more traditional decking option.
- **Recycled rubber mulch.** Rubber mulch provides an outlet for discarded tires, lasts longer than standard wood mulch and stays in place better.
- **Medium Density Fiberboard (MDF).** MDF is a by-product of the manufacturing process that produces products like 2X4s. Production waste is recovered and processed into other products like MDF.
- **Plantation-grown rubberwood (hevea).** Originally planted by rubber companies as raw material for automobile tires, hevea trees past their sap-producing prime can be used in the manufacture of wood products. New trees are planted in their place, taking pressure off of natural forests.

Forest Stakeholder Coordination

Lowe's works with organizations that have an interest in and an ability to influence forest resource conservation issues. Together we are working to make a difference today and in the future. Some of our partnership efforts include:

- The Nature Conservancy
  - Lowe's and vendor partners dedicated $1 million dedicated to conservation projects in Northeastern US; including old growth forest conservation in Massachusetts.
- World Wildlife Fund
  - Encouraged vendor partnerships with the Global Forest and Trade Network (GFTN) to provide a stronger control over the supply chain.
  - The focus on international sourcing addresses issues raised in an increasingly global society.
- Yale University
  - Sustaining Family Forests dialogue — Lowe's provided seed funding for a project to examine threats to largest landowner base in Southeast US.
- Forest Advocacy Groups
  - Regular dialogues with the Rainforest Action Network and ForestEthics.
- Forest Certification Organizations
  - Direct coordination with Forest Stewardship Council US and Sustainable Forestry Board.

Data Collection and Analysis

In order to collect the information required to manage our supply chain, Lowe's requires all vendors to complete a sourcing questionnaire each year. The survey covers all products that contain wood — and solicits data regarding everything from 2x4s and paint brushes to tool handles and ceiling fan blades.

- Cubic foot volume
- Number of units sold
- Geographic sourcing
- Certification status

Data collected online is analyzed for compliance with our wood policy. Products not in compliance with our policy are transitioned or eliminated.

Exhibit C

2006 Lowe's Wood Procurement Report

Lowe's Wood Procurement: 2006

The world's forests support the ecological and climate processes upon which biodiversity and human life depend. Lowe's is concerned about the protection of these critical resources and recognizes that, through the wood products we sell, our company can play an important role in determining whether these forests will remain for future generations. Lowe's long-term goal is to ensure that all wood products sold in our stores originate from well-managed, non-endangered forests.

To accomplish our goal, we will support the work of regional and global conservation organizations that help to improve forest management practices.

For purposes of this report, "wood products" include all of the products we sell that contain wood.

Global Wood Production & Consumption

A company's wood product sourcing must be considered in the broader global context of wood production. The section below illustrates trends in wood production and forest growth around the globe.

Production by Country

It is not surprising that North America accounts for 86% of Lowe's wood product sourcing by volume, considering the US and Canada are the largest producers of wood in the world according to the Food and Agriculture Organization of the United Nations.



Wood Production
Top Ten Countries
Volume (cubic meters)
Millions
300
250
200
150
100
50
0
2000
2001
2002
2003
2004
United States of America
Canada
Russian Federation
China
Sweden
Finland
Brazil
France
New Zealand
Australia

Source: **www.fao.org/forestry/site/fra/en**

The broad Pine, Spruce and Fir species all come from temperate forests with the majority of the Lowe's volume coming from North America. Those species also collectively represent nearly 75% of all the volume found in our products.

This is encouraging since North America has seen increases in its forested land from 2000–2005 according to the FAO, Global Forest Resources Assessment 2005.

FRA 2005 categories	Area (1000 hectares) Forest			
	1990	2000	2005	% Change
Primary	270,692	270,682	269,606	-0.40%
Modified natural	324,295	319,958	320,233	-1.25%
Semi-natural	3,490	5,514	6,323	81.17%
Productive plantation	10,305	16,274	17,061	65.56%
Total	608,782	612,428	613,223	0.73%

- The relatively small reductions in primary and modified natural forests have been offset by larger (by volume and percent) increases in semi-natural and productive plantations. That means the wood products industry draws more from managed forests than those in more of a natural state.

Import by Country

It is also not surprising that China has seen a tremendous increase in imports of wood and the position of the US and Canada was relatively unchanged.


Wood Import by Country
Top Five
Volume (cubic meters)
Millions
18
16
14
12
10
8
6
4
2
0
2000
2001
2002
2003
2004
China
Finland
Sweden
Canada
United States of America

Source: **www.fao.org/forestry/site/fra/en**

The map below shows a relatively insignificant reduction in forest cover for North America, Europe and northern Asia and a sizable decrease in forest cover in the Amazon Basin, Southeast Asia and certain tropical regions in Africa. The data clearly supports our approach to focusing our purchasing of wood products grown in regions with relatively stable forest cover and to paying close attention to the wood products from tropical regions with rapidly declining forest cover.

Change in Global Forest Coverage



> 0.5 % Decrease per year
> 0.5 % Increase per year
Change rate below 0.5 % per year

Source: FAO 2005 Global Forest Resources Assessment

Also drawn from the FAO, Global Forest Resources Assessment 2005 is that the extent of forest plantations in the United States grew by 6.8 million hectares since 1990 – a 40% increase. During that same timeframe, primary forests decreased by one percent or a total of one million hectares. That is a net increase of 5.7 million hectares. Finally, while the world is covered by nearly 10 trillion acres of forests according to the FAO, the global extent of primary forests has decreased by 4.5% from 1990 to 2005. Regions that experienced the greatest decrease in primary forest coverage from 1990-2005 are South & Southeast Asia (36%) and Oceana (13%). Regions that showed the greatest increase in coverage over the same timeframe are Western and Central Asia (8%) and Europe (5%). For North America, the change was less than 0.5%.

These results support our attention to important forested areas of the world such as Southeast Asia and the island nations that make up Oceana. It also provides a measure of reassurance that as our primary source of volume, North American forests are being managed sustainably on a macro-level.

Lowe's Sourcing Information

Of all the wood products Lowe's sells, 86% of the volume comes from North America – nearly ¾ of that from the United States.

Lowe's 2005 Geographic Sourcing Distribution


60°N
North America
86.01%
Central America
0.03%
South America
7.22%
Europe
4.41%
Africa
0.05%
Russia
0.03%
Asia
0.56%
Oceana
1.70%
150°W
120°W
90°W
60°W
30°W
0°
30°E
60°E
90°E
120°E
150°E
180°

The greatest increase in supply measured in total volume over the last three years came from North America. In 2005, we sold nearly 290 million cubic feet of wood products from North America, an increase of 19% from 2003 - 2005.

Lowe's Sourcing Trend by Region



Volume, Cubic Feet
Millions
25
20
15
10
5
0
2003
2004
2005
South America
Europe
Oceana
Asia
Africa
Central America
Russia

Pine represents nearly 50% of the volume of wood products we sell, with Spruce-Pine-Fir (SPF) and Douglas Fir together comprising an additional 29% of the species mix. Adding components of Oriented Strand Board (OSB) and Particleboard, which combine to represent 11% of our species mix, brings the total to almost 90% of the total volume of wood products we sell.

2005 Species Distribution



25%
6%
5%
4%
2%
9%
48%
2%
2%
1%
5%
Pine
Spruce/Pine/Fir
OSB
Particleboard
Douglas Fir
Cedar
Oak
Hemlock/Fir
MDF
Other

Tropical sources

Forests in the tropics are particularly vulnerable to the adverse consequences of certain harvesting practices due to intense rainy seasons, increased incidents of illegal logging and poor soil fertility. For those reasons, we treat tropical sources with particular care. In 2005, volume from the tropics accounted for 1.3% of our total wood product purchases.

Our focus in tropical regions is to either shift our supply to more responsible or certified sources such as FSC certified or to eliminate the product from our supply chain. We have been successful on both counts. Our data indicates that from 2003-2005, total volume of FSC certified products has increased by 26% with the greatest increase coming from developing countries. We've also seen an increase in the number of FSC certified products available for sale. In 2003, Lowe's had almost 1,200 FSC certified item numbers. By 2005 that number increased to over 1,600, an increase of 36%.

One example of a product transition is ¼" lauan (meranti) plywood. Lauan plywood available to suppliers was traditionally sourced almost exclusively from the tropical forests of Indonesia and Malaysia. Today, our supply of this product is now primarily certified to the FSC standard and comes from a number of other countries including China, Guyana and New Zealand. In addition, dowels that most commonly came from tropical species (ramin) are now sourced domestically and made from domestically-sourced poplar (*liriodendron tulipifera*).

An example in 2005 of a products eliminated from our supply chain was Merbau flooring from Indonesia. Upon Lowe's independently discovering the product that was not in compliance with our sourcing policy, shipments were immediately halted and a sell-through process began. An alternative product compliant with our policy was identified for the 2007 year.

Forest Certification

Independent third party forest certification is the cornerstone of our wood procurement policy. Forest certification is the process of evaluating forests or woodlands to determine if they are being managed according to a defined set of standards. Our goal is to source all wood products from certified forests.

In the thirteen years since forest certification began, the industry has seen great improvement in both the development of the various certification systems and in on-the-ground forest management. Our own data indicates certified product volume has increased by 41% from 2003 to 2005. We expect the volume of our wood product sales from certified forests to increase as a percentage of total wood product sales in the future.

Responsible Forest Management

We continue to give preference to certified well-managed forests. We do so because the sustainable management of forests guarantees a source not only of product but of habitat and ecosystems for generations to come.

FSC is an independent international organization dedicated to responsible forestry through forest practices while considering the interests and historic land rights of traditionally forest dependent or indigenous communities. Their international focus makes that organization an indispensable tool in the achievement of our policy commitments.

We have also made progress through product shifts and issue engagement. Some examples of this progress are:

- Transitioned ramin dowels to domestically sourced and manufactured poplar
- Shifted our entire supply of lauan plywood (5.2 mm import hardwood) to certified sources
- Shifted wall paneling to a medium density fiberboard (MDF) backing or to a plywood product sourced in cooperation with third party conservation organizations
- Engaged with Canadian vendors, conservation organizations and the government of British Columbia to help move the central coast land use management plan to a multi stakeholder solution
- Increased sales of our home center exclusive manufactured decking product, ChoiceDek made from recycled plastic and reclaimed wood waste

Product Shifts

Promoting sustainable forestry practices ensures that today's needs are met without compromising the forests for future generations. All or part of the following product lines we offer have either been changed to a more sustainable wood species or have been certified to an industry standard:

Boards
Doors
Dowels
Molding
Paint stirrers
Plywood
Underlayment

Broom handles
Cabinets
Dimensional lumber
Fencing
Paintbrushes
Paneling
Shelving


END